Sam, how does 97% sound? Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to me

97%—sounds impressive, right?

That's A-plus level.

That's Harvard-rejection-rate level.

That's... Helen Frankenthaler's batting average when it comes to hitting home runs.

Home runs mean price growth—nearly every single time her work has returned to auction, it's increased in price.

That's why Frankenthaler is our top artist when it comes to risk-adjusted returns (Sharpe Ratio: 1.71 based on repeat sales data '84-'23).*

Plus, her work is just beautiful:



Masterworks Illustration

Invest in her newest offering here, and view the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281